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                           December 2, 2020

       William Harvey
       Chief Financial Officer
       Kirby Corporation
       55 Waugh Drive, Suite 1000
       Houston, TX 77007

                                                        Re: Kirby Corporation
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed February 24,
2020
                                                            Form 8-K Filed
October 29, 2020
                                                            File No. 001-07615

       Dear Mr. Harvey:

             We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 8-K Filed October 29, 2020

       Exhibit 99.1
       GAAP to Non-GAAP Financial Measures, page 4

   1. We note you define the non-GAAP measure, EBITDA as net earnings (loss) attributable to Kirby before
interest expense, taxes on income, depreciation and amortization, impairment of
long-lived assets, and impairment of goodwill. As you adjust net income
                                                        (loss) for impairment
charges to compute this measure, please change the title to
                                                        something other than
EBITDA. Refer to Question 103.01 of the Compliance and
                                                        Disclosure
Interpretations for further guidance.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 William Harvey
Kirby Corporation
December 2, 2020
Page 2

       You may contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 if you
have questions regarding the comment.



FirstName LastNameWilliam Harvey                        Sincerely,
Comapany NameKirby Corporation
                                                        Division of Corporation
Finance
December 2, 2020 Page 2                                 Office of Energy &
Transportation
FirstName LastName